UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

EOS ENERGY ENTERPRISES, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

29415C101
(CUSIP Number)

Cerberus Capital Management II, L.P. 875 Third Avenue, 11th Floor New York, NY 10022 (212) 891-2100 Attn: Alexander D. Benjamin, Senior Managing Director and Chief Legal Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29415C101

1	NAMES OF REPORTING PERSONS
Cerberus Capital Management II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
43,276,194 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
43,276,194 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,276,194 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1) Includes 43,276,194 shares of common stock of Eos Energy Enterprises, Inc. (the “Issuer”) issuable upon exercise of the Warrant (as defined in Item 4 and subject to the limitations as described therein).
(2) Based on 216,489,215 shares of common stock outstanding as of June 21, 2024, as disclosed in the Stock Purchase Agreement (as defined below), which is included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 24, 2024.

CUSIP No. 29415C101

1	NAMES OF REPORTING PERSONS
CCM Denali Equity Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
43,276,194 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
43,276,194 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,276,194 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 43,276,194 shares of common stock of the Issuer issuable upon exercise of the Warrant (as defined in Item 4 and subject to the limitations as described therein).
(2) Based on 216,489,215 shares of common stock outstanding as of June 21, 2024, as disclosed in the Stock Purchase Agreement (as defined below), which is included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on June 24, 2024.

CUSIP No. 29415C101

1	NAMES OF REPORTING PERSONS
CCM Denali Equity Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
43,276,194 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
43,276,194 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,276,194 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 43,276,194 shares of common stock of the Issuer issuable upon exercise of the Warrant (as defined in Item 4 and subject to the limitations as described therein).
(2) Based on 216,489,215 shares of common stock outstanding as of June 21, 2024, as disclosed in the Stock Purchase Agreement (as defined below), which is included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on June 24, 2024.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Eos Energy Enterprises, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3920 Park Avenue, Edison, New Jersey 08820.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by (i) Cerberus Capital Management II, L.P., a Delaware limited partnership (“Cerberus Capital Management II”), (ii) CCM Denali Equity Holdings, LP, a Delaware limited partnership (“CCM Denali Equity”), and (iii) CCM Denali Equity Holdings GP, LLC, a Delaware limited liability company (“CCM Denali Equity GP”, and together with Cerberus Capital Management II and CCM Denali Equity, the “Reporting Persons”).  Cerberus Capital Management II is the sole member of CCM Denali Equity GP and CCM Denali Equity GP is the general partner of CCM Denali Equity. Set forth on Schedule A annexed hereto are the names and principal business addresses of the control persons of Cerberus Capital Management II and the managers of CCM Denali Equity GP (collectively, the “Scheduled Persons”).  Except as disclosed herein, none of the Scheduled Persons individually holds any securities of the Issuer.

(b) The principal business address for the Reporting Persons is 875 Third Avenue, 11th Floor, New York, New York 10022.

(c) Each of the Reporting Persons is engaged in the business of investing.  This Schedule 13D relates to securities of the Issuer held directly by CCM Denali Equity.  The principal business of Cerberus Capital Management II is providing investment management services to certain investment funds or other investment advisory clients and serving as the sole member of CCM Denali Equity GP.  The principal business of CCM Denali Equity is holding certain investments.  The principal business of CCM Denali Equity GP is serving as the general partner of CCM Denali Equity.

(d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Cerberus Capital Management II is a Delaware limited partnership. CCM Denali Equity is a Delaware limited partnership.  CCM Denali Equity GP is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction

Credit Agreement

On June 21, 2024, the Issuer entered into a credit and guaranty agreement (the “Credit Agreement”) by and among the Issuer, as borrower, the guarantors party thereto (the “Guarantors”), the various lenders party thereto (the “Lenders”), and CCM Denali Debt Holdings, LP., as administrative agent and collateral agent, pursuant to which the Lenders have agreed to provide a $210.5 million secured multi-draw facility (the “Delayed Draw Term Loan”) to be made in four installments ($75 million, which was funded on June 21, 2024, and the remainder upon three additional draws), and a $105 million revolving credit facility, to be made available at the Lenders’ sole discretion and only if the Delayed Draw Term Loan is fully funded (the “Revolving Facility” and together with the Delayed Draw Term Loan, the “Facilities”), on terms and subject to conditions set forth in the Credit Agreement. The Issuer’s ability to make additional borrowings under the Delayed Draw Term Loan is subject to closing and drawing conditions, with each of the subsequent three future draws permitted to occur during specified availability periods set forth in the Credit Agreement and subject to the achievement of certain milestones (as described further below). The Issuer’s obligations under the Facilities are guaranteed by the Guarantors and secured by a first-priority lien on all assets of the Issuer and its subsidiaries.  Upon each draw under the Delayed Draw Term Loan, the Issuer will issue Warrants (as defined below) and/or Preferred Stock (as defined below) in amounts representing predetermined, fully diluted, percentages (an “Applicable Percentage”) of Issuer Common Stock. Upon any failure to achieve a milestone, in addition to not being able to receive a draw on the Delayed Draw Term Loan unless waived by the Lenders, the Applicable Percentage will be subject to up to a 4.0% increase for all milestone events as to each of the four milestone measurement dates (and a maximum of 16.0% in the aggregate) which could result in the issuance of, (i) if prior to obtaining Stockholder Approval (as defined below), additional shares of a series of preferred stock on substantially similar terms as the Series A-1 Preferred Stock (as defined below) and (ii) if after obtaining Stockholder Approval, additional Warrants and/or shares of convertible preferred stock. Such increase is subject to forfeiture if future milestones are achieved by the Issuer.

Borrowings under the Credit Agreement bear interest at an annual rate equal to 15.0% per annum, subject to the following increases: (i) an additional 5.0% per annum upon the occurrence of an event of default under the Credit Agreement; and (ii) an additional 1.0-5.0% per annum for failure to obtain stockholder approval (defined below) within specified time periods following the signing of the Credit Agreement. Each draw under the Delayed Draw Term Loan is subject to an original issue discount payable at the time of each draw. Borrowings under the Credit Agreement are subject to certain fees, including (i) an exit fee, (ii) a make-whole payment for certain prepayments prior to June 21, 2027, and (iii) a prepayment premium for any prepayments prior to the scheduled maturity date.

The Facilities are scheduled to mature on the earlier of (i) the date that is five years after the signing of the Credit Agreement and (ii) 91 days prior to the maturity of certain of the Issuer’s outstanding convertible notes.

The foregoing description of the Credit Agreement is qualified in its entirety by reference to the full text of the Credit Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

Securities Purchase Agreement

On June 21, 2024, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with CCM Denali Equity, pursuant to which the Issuer agreed to sell, upon the terms and conditions stated in the Credit Agreement, on the initial closing date (i) 59 shares of non-voting, non-convertible preferred stock (the “Series A-1 Preferred Stock”) of the Issuer, having the designation, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions as specified in the Series A-1 Certificate of Designation, which was filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 24, 2024, and is incorporated herein by reference (the “Series A-1 Certificate of Designation”) and (ii) a warrant to purchase 43,276,194 shares of Common Stock (the “Warrant”).

Subsequent to the initial $75 million draw under the Delayed Draw Term Loan (the “Initial Draw”), subject to the terms and conditions stated in and required by the Credit Agreement, the Issuer will issue and sell in a private placement to CCM Denali Equity (i) if prior to obtaining Stockholder Approval (as defined below), Warrants and/or additional shares of a series of preferred stock on substantially similar terms as the Series A-1 Preferred Stock (collectively with the Series A-1 Preferred Stock, the “Series A Preferred Stock”) and (ii) if after obtaining Stockholder Approval, Warrants and/or shares of Series B convertible preferred stock, which will be substantially similar to the Series A Preferred Stock except that the Series B convertible preferred stock will be convertible into Common Stock and will have preemptive rights to participate in certain future equity offerings by the Issuer (any subseries, collectively, the “Series B Preferred Stock,” and, collectively with the Series A Preferred Stock, “Preferred Stock”), such allocation between the Warrants, the Series A Preferred Stock and the Series B Preferred Stock at CCM Denali Equity’s election (the “SPA Issuance Structure”).

Pursuant to the terms of the Securities Purchase Agreement, the Issuer will be required to hold a stockholder vote within 90 days of the initial closing of the Securities Purchase Agreement to approve the transactions described under the Credit Agreement and Securities Purchase Agreement (the “Stockholder Approval”). Following the Stockholder Approval, the Series A Preferred Stock issued prior to Stockholder Approval will be convertible into a number of shares of Series B Preferred Stock equal to the number of shares of Common Stock represented by the liquidation value of the Series A Preferred Stock, and the Warrant Conversion Cap (as defined below) will be increased to 49.9% beneficial ownership of the issued and outstanding Common Stock. Each full share of Series B Preferred Stock will be convertible into 1.0 million shares of Common Stock, subject to a beneficial ownership cap of a maximum of 49.9% of the issued and outstanding Common Stock.

Following the Initial Draw, on three separate predetermined draw dates, upon the achievement of the corresponding performance milestone for each draw date, the Issuer will receive additional funds under the Credit Agreement and will issue securities under the Securities Purchase Agreement in an amount equal to the Applicable Percentage, up to an aggregate of 33.0% ownership limitation on a fully-diluted basis at such time the Delayed Draw Term Loan is fully drawn. Upon subsequent draws under the Delayed Draw Term Loan and the achievement of the applicable milestones, the Issuer will issue Warrants and/or Preferred Stock in accordance with the SPA Issuance Structure. The performance milestones include measures related to the Issuer’s automated line, materials cost, Z3 technology and backlog/cash conversion. Performance milestones related to the Issuer’s automated line, materials cost and Z3 technology have not yet been achieved but are in line with the Issuer’s internal business goals through April 30, 2025. The milestones related to backlog and cash conversion approximate the cash that would be expected to be received related to certain customer milestone payments at the lower end of the Issuer’s previously released revenue guidance for 2024 and potential 2025 revenue scenarios in its December 2023 strategic outlook as adjusted through April 30, 2025. In the event the Issuer fails to achieve any milestones on any predetermined draw date or the one additional milestone measurement date, the Issuer will not receive the specific draw unless waived by the Lenders and will be subject to a penalty represented by an up to 4.0% increase in the Applicable Percentage at each missed milestone measurement date, which could result in the issuance of additional shares of Preferred Stock or Warrants up to an Applicable Percentage increase of up to 16.00% for all missed milestones, or up to a 49.0% overall Applicable Percentage taking into account the 33.0% Applicable Percentage described above. The Lenders will be prevented from converting or exercising Series B Preferred Stock and Warrants, respectively, if such conversion or exercise would result in the Lenders beneficially owning more than 49.9% of the Common Stock of the Issuer.

In addition, CCM Denali Equity agreed not to transfer any securities issued pursuant to the Securities Purchase Agreement for a period of one year following the initial closing date, with certain customary exemptions as detailed in the Securities Purchase Agreement, and subject to certain excluded issuances, the Issuer agreed, for a period of one year following the initial closing date, not to sell securities unless the Lenders fail to fund a draw under the Delayed Draw Credit Facility. The Issuer also agreed to register the resale of Common Stock underlying the Series B Preferred Stock and issuable upon exercise of the Warrant no later than the date that is 60 days prior to the date of the one-year anniversary of the initial closing date.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

Warrant

In connection with the initial closing under the Securities Purchase Agreement and the Credit Agreement, and upon the Initial Draw, on June 21, 2024, the Issuer issued a Warrant to purchase 43,276,194 shares of Common Stock to CCM Denali Equity.

The Warrant has a ten-year term and a $0.01 per share exercise price.  The Warrant includes anti-dilutive rights described in the Warrant. Prior to Stockholder Approval, in lieu of receiving such anti-dilution protection, the liquidation value of the Series A-1 Preferred Stock will be proportionately increased to give effect to such anti-dilution protection. Until or unless the Issuer receives Stockholder Approval, the Issuer may not issue additional shares of Common Stock above a 19.99% conversion cap described in the Warrant upon exercise of the Warrant, and following the receipt of Stockholder Approval, the Issuer may not issue additional shares of Common Stock above a 49.9% conversion cap described in the Warrant upon exercise of the Warrant; provided that, following Stockholder Approval, the holder of the Warrant has the option to amend the conversion cap to any percentage less than 49.9% (such percentage, as may be adjusted in accordance with the terms of the Warrant, the “Warrant Conversion Cap”).

The Warrant is exercisable at the holder’s discretion for cash or on a cashless basis. The Warrant is subject to automatic cashless exercise on the expiration date if the fair market value (as defined in the Warrant) of one share is greater than the exercise price then in effect. Upon an acceleration under the Credit Agreement, the Issuer will be required to purchase the Warrant from the holder at an amount equal to the closing sale price (as defined in the Warrant) less the warrant price at the request of the holder.  The terms of any additional Warrant issued pursuant to the terms of the Credit Agreement and Securities Purchase Agreement will be substantially similar to those of the Warrant issued on the date of the Initial Draw, but for the number of shares of Common Stock to which such Warrant is exercisable.

The foregoing description of the Warrant is qualified in its entirety by reference to the full text of the Warrant, the form of which is incorporated by reference as Exhibit 99.4 and is incorporated herein by reference.

Series A-1 Preferred Stock Certificate of Designation

On June 21, 2024, the Issuer filed with the Secretary of State of the State of Delaware the Series A-1 Preferred Stock Certificate of Designation (the “Series A-1 Certificate of Designation”).

Under the terms of the Series A-1 Certificate of Designation, each share of Series A-1 Preferred Stock has an original issue price of $455,822.59 (the “A-1 Original Issue Price”) and a liquidation value, payable pari passu with the Common Stock, as if such shares were convertible into 541,357 shares of Common Stock, or an aggregate of 31,940,063 shares of Common Stock, subject to adjustment. The Series A-1 Preferred Stock is non-voting and non-convertible into Common Stock. Holders of the Series A-1 Preferred Stock are entitled to receive dividends or distributions on each share of Series A-1 Preferred Stock equal to dividends or distributions actually paid on each share of Common Stock, multiplied by the number of shares of Common Stock represented by the Series A-1 Preferred Stock Liquidation Value (as defined in the Series A-1 Certificate of Designation). The Series A-1 Preferred Stock will become convertible into shares of Series B Preferred Stock when Stockholder Approval is obtained.

Under the terms of the Series A-1 Certificate of Designation, at all times when the holders of the Preferred Stock beneficially own at least 10% of the capital stock of the Issuer (subject to adjustment as indicated in the Series A-1 Certificate of Designation), such holders of the Preferred Stock, exclusively and voting together as a separate class, will have the right to appoint one director to the board of directors of the Issuer (the “Board”). At all times holders of the Preferred Stock beneficially own at least 15% of the capital stock of the Issuer (subject to adjustment as indicated in the Series A-1 Certificate of Designation), such holders of the Preferred Stock, exclusively and voting together as a separate class, will have the right to appoint a second director to the Board. At all times holders of the Preferred Stock beneficially own at least 30% of the capital stock of the Issuer (subject to adjustment as indicated in the Series A-1 Certificate of Designation), such holders of the Preferred Stock, exclusively and voting together as a separate class, will have the right to appoint a third director to the Board. At all times holders of the Preferred Stock beneficially own at least 40% of the capital stock of the Issuer (subject to adjustment as indicated in the Series A-1 Certificate of Designation), such holders of the Preferred Stock, exclusively and voting together as a separate class, will have the right to nominate and designate a fourth director, who shall be designated by the Board or the nominating committee of the Board to a class of common directors and stand for election as a common director on the Board; provided that, the nominating committee of the Board determine that such appointment of the fourth director not result in a change of control under any Issuer governing documents or violate any applicable laws, including requirements of the SEC and Nasdaq. In the event that any such fourth director is not approved by the stockholders of the Issuer at the applicable annual meeting of stockholders, the holders of record of the shares of Preferred Stock will have the right to appoint and elect a replacement for such director, pursuant to the approval requirements set forth above. To the extent any of such directors qualify to serve on any committees of the Board, for each such committee for which at least one director is qualified, such director will be entitled to serve on such committee of the Board. So long as the holders of Preferred Stock have a right to appoint a director, the holders thereof will be entitled to appoint a non-voting observer to the Board. At all times when the holders of Preferred Stock have a right to appoint a director, the holders of Preferred Stock shall not vote any shares of Common Stock they receive upon the conversion of any Preferred Stock or the exercise of any Warrants in any election of directors.

At any time after the fifth anniversary of the original issue date (which is the date on which the Series A-1 Certificate of Designation was filed with the Secretary of State of Delaware), the outstanding shares of Series A-1 Preferred Stock held by any holder become redeemable for cash at the redemption price. The redemption price will be an amount per share equal to the greater of (i) A-1 Original Issue Price plus all accrued and unpaid dividends thereon, up to and including the date of redemption and (ii) the number of shares of Common Stock represented by the Series A-1 Liquidation Value (as defined in the Series A-1 Certificate of Designation) multiplied by the average of the closing sale price of the Common Stock for the five business days immediately prior to the date of redemption plus all accrued and unpaid dividends thereon, up to and including the date of redemption. Subject to certain excluded issuances (as defined in the Series A-1 Certificate of Designation), the Series A-1 Preferred Stock is subject to anti-dilution protection in the number of shares of Common Stock represented by the liquidation preference. Additionally, the Series A-1 Preferred Stock provides that, to the extent any Warrant so requires, the number of shares of Common Stock represented by the Series A Liquidation Value will be increased as set forth in the Warrant.

Until the later of (i) such time when the holders of Preferred Stock shall no longer beneficially own at least 5% of the outstanding capital stock of the Issuer and (ii) five years following June 21, 2024, the Preferred Stock shall have certain other protective provisions including, among others, limiting the ability of the Issuer to perform any of the following without the affirmative vote or consent of the holders of the Preferred Stock: (i) liquidate, dissolve or wind-up the business and affairs of the Issuer or effect any event that requires a distribution to the Issuer’s stockholders in accordance to their liquidation preference, or any other merger, consolidation, statutory conversion, transfer, domestication or continuance; (ii) amend, alter or repeal any provision of the certificate of formation or bylaws of the Issuer in a manner that adversely affects the special rights, powers and preferences of the Preferred Stock (or any series thereof); (iii) create or issue or obligate itself to issue shares of, or reclassify, any capital stock other than excluded issuances (as defined in the Series A -1 Certificate of Designation); (iv) increase or decrease the authorized number of shares of preferred stock, or create any additional class or series of capital stock of the Issuer (other than increases in the number of authorized shares of Common Stock); or (v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Issuer other than (a) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized therein or in the certificate of designation of any Preferred Stock, and (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock.

The terms of any additional shares of Series A Preferred Stock issued pursuant to the terms of the Credit Agreement and Securities Purchase Agreement will be substantially similar to the Series A-1 Preferred Stock, but for the number of shares constituting such shares, the original issue price of such series and the liquidation value of such shares.

The foregoing description of the Series A-1 Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the full text of the Series A-1 Certificate of Designation, a copy of which was filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the SEC on June 24, 2024, and is incorporated herein by reference.

Series B Preferred Stock

The Certificate of Designation for each subseries of Series B Preferred Stock will contain substantially similar terms to the Series A-1 Certificate of Designation except that each share of Series B Preferred Stock will be convertible into 1.0 million shares of Common Stock and will contain pre-emptive rights to participate in certain future offerings of equity securities by the Issuer. The Series B Preferred Stock will be subject to a conversion cap of 49.9% of the number of shares of Common Stock outstanding immediately after giving effect to a conversion of Series B Preferred Stock.

The foregoing description of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the full text of the Series B Preferred Stock Certificate of Designation, the form of which was filed as Exhibit 99.2 to the Issuer’s Form 8-K filed with the SEC on June 24, 2024, and is incorporated herein by reference.

Director Appointment
On June 21, 2024, in connection with the entry into the Securities Purchase Agreement, the Credit Agreement, and the filing with the Secretary of State for the state of Delaware of the Series A-1 Certificate of Designation, the holders of Series A-1 Preferred Stock elected Nicholas Robinson, an employee of an affiliate of the Reporting Persons and an officer of CCM Denali Equity and CCM Denali Equity GP, to serve on the Board.

The Reporting Persons and their representatives have engaged in, and may in the future engage in, discussions with members of the Board and members of the Issuer’s management team regarding constructive ways to enhance and maximize value for all stockholders.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions with the Issuer; the Issuer’s financial position, results and strategic direction; actions taken by the Board (to the extent public) and management team; market prices of the Common Stock; other investment opportunities available to the Reporting Persons; conditions in the securities markets generally; and general economic, industry and other conditions; the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Such actions by the Reporting Persons may include, without limitation, exchanging information with the Issuer; subject to the limitations described above, acquiring additional shares of Common Stock and/or other equity, debt or other securities or instruments issued by the Issuer (collectively, “Securities”) or, subject to the limitations described above, disposing of some or all of the Securities beneficially owned by the Reporting Persons, in each case in the public markets or through privately negotiated transactions, and, subject to applicable legal or contractual limitations, entering into financial instruments or other agreements that affect the Reporting Persons’ economic exposure with respect to their investment in the Issuer, such as through selling securities short or entering into derivative transactions with respect to the Securities; engaging in further discussions with the Board and/or management team; and engaging in discussions with other current or prospective stockholders of the Issuer, other investment and/or financing professionals, existing or potential strategic partners for the Issuer, and other third parties regarding a variety of matters relating to the Issuer, each of which may include, among other things, discussions regarding the Issuer’s business, management, capital structure, corporate governance, and potential strategic relationships. The Reporting Persons may enter into agreements and/or take certain other actions in connection with one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  Mr. Robinson or any other Preferred Stock director designee may, in connection with such director role, consider such activities referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 216,489,215 shares of Common Stock outstanding as of June 21, 2024, as disclosed in the Securities Purchase Agreement. The securities of the Issuer reported herein are directly held and beneficially owned by CCM Denali Equity.  CCM Denali Equity GP, as the general partner of CCM Denali Equity, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity.  Cerberus Capital Management II, as the sole member of CCM Denali Equity GP, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity.

(c) The information in Items 3 and 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 4 is incorporated herein by reference.

The Credit Agreement is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

The Securities Purchase Agreement is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

The form of Warrant is incorporated by reference as Exhibit 99.4 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

99.1 99.2
Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

Credit and Guaranty Agreement, dated June 21, 2024, by and among Eos Energy Enterprises, Inc., as borrower, the guarantors party thereto, the various lenders party thereto, and CCM Denali Debt Holdings, LP., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on June 24, 2024).

99.3
Securities Purchase Agreement, dated as of June 21, 2024, by and among Eos Energy Enterprises, Inc. and CCM Denali Equity Holdings, LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed with the SEC on June 24, 2024).

99.4	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K, filed with the SEC on June 24, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2024
CERBERUS CAPITAL MANAGEMENT II, L.P.
By:	/s/ Alexander D. Benjamin
Name:	Alexander D. Benjamin
Title:	Senior Managing Director and Chief Legal Officer

CCM DENALI EQUITY HOLDINGS, LP

By:	CCM Denali Equity Holdings GP, LLC, its general partner
By:	/s/ Alexander D. Benjamin
Name:	Alexander D. Benjamin
Title:	Manager

CCM DENALI EQUITY HOLDINGS GP, LLC
By:	/s/ Alexander D. Benjamin
Name:	Alexander D. Benjamin
Title:	Manager

Schedule A

Control Persons of Cerberus Capital Management II, L.P.

Name	State or Other Place of Organization	Principal Business	Business Address
Craig Court GP, LLC	Delaware	General Partner of Cerberus Capital Management II, L.P. and certain of its affiliates	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022

Control Persons of Craig Court GP, LLC

Name	Title	Business Address	Citizenship
Stephen A. Feinberg	Manager of Craig Court GP, LLC	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States
Frank W. Bruno	Manager of Craig Court GP, LLC	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States

Managers of CCM Denali Equity Holdings GP, LLC

Name	Title	Business Address	Citizenship
Alexander Benjamin	Manager of CCM Denali Equity Holdings GP, LLC	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States
Mark Neporent	Manager of CCM Denali Equity Holdings GP, LLC	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States
Seth Plattus	Manager of CCM Denali Equity Holdings GP, LLC	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Eos Energy Enterprises, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 28th day of June, 2024.
CERBERUS CAPITAL MANAGEMENT II, L.P.
By:	/s/ Alexander D. Benjamin
Name:	Alexander D. Benjamin
Title:	Senior Managing Director and Chief Legal Officer
CCM DENALI EQUITY HOLDINGS, LP

By:	CCM Denali Equity Holdings GP, LLC, its general partner
By:	/s/ Alexander D. Benjamin
Name:	Alexander D. Benjamin
Title:	Manager
CCM DENALI EQUITY HOLDINGS GP, LLC
By:	/s/ Alexander D. Benjamin
Name:	Alexander D. Benjamin
Title:	Manager